Exhibit 7.2

General William Lyon Withdraws Proposal to Acquire Entire Public Minority Stake in William Lyon Homes

NEWPORT BEACH, CA—June 28, 2005—General William Lyon announced today that he was withdrawing his proposal to acquire the shares of William Lyon Homes (NYSE: WLS) not owned by him and trusts for the benefit of his son. He said that while he remained interested in negotiating a transaction for the acquisition of the public’s shares, he did not intend to make a new bid at the Company’s current stock trading levels.

CONTACT: General William Lyon, (949) 476-1355